06050641

UNITEDSTATES
IESANDEXCHANGECOMMISSION
Washington, D.C. 20549

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ANNUAL AUDITED REPORT FORM X-17A-5 PART III

SEC FILE NUMBER
8- 28626

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 02/01/05 (MM/DD/YY) AND ENDING 01/31/06 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: **Tri Equa Capital Corporation**

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

17501 E. 17th St. #200
(No. and Street)

Tustin	CA	92780
(City)	(State)	(Zip Code)

SEC MAIL PROCESSING RECEIVED NOV 14 2006 WASH D.C. 213 SECTION

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT
William J. Caldwell (949) 975-1990
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Allen, Haight & Monaghan, LLP
(Name – *if individual, state last, first, middle name*)

2302 Martin St., Ste. 475	Irvine	CA	92612
(Address)	(City)	(State)	(Zip Code)

CHECK ONE:

- [X] Certified Public Accountant
- [ ] Public Accountant
- [ ] Accountant not resident in United States or any of its possessions.

PROCESSED
NOV 24 2006
THOMSON FINANCIAL

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

SEC 1410 (06-02)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

OATH OR AFFIRMATION

I, William J. Caldwell, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of TriEqua Capital Corporation, as of Jan. 31, 2006, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

____

____

____

William J. Caldwell
Signature

President
Title

____
Notary Public

This report ** contains (check all applicable boxes):

- ☒ (a) Facing Page.
- ☐ (b) Statement of Financial Condition.
- ☐ (c) Statement of Income (Loss).
- ☐ (d) Statement of Changes in Financial Condition.
- ☐ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- ☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☐ (g) Computation of Net Capital.
- ☒ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☒ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- ☐ (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☐ (l) An Oath or Affirmation.
- ☐ (m) A copy of the SIPC Supplemental Report.
- ☐ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.
- **(o) Independent Auditor's Report on Internal Control.**

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

CALIFORNIA JURAT WITH AFFIANT STATEMENT

State of California

County of ORANGE } ss.

☐ See Attached Document (Notary to cross out lines 1–6 below)

☐ See Statement Below (Lines 1–5 to be completed only by document signer[s], *not* Notary)

1 ____________________

2 ____________________

3 ____________________

4 ____________________

5 ____________________

6 ____________________

Signature of Document Signer No. 1 | Signature of Document Signer No. 2 (if any)

Subscribed and sworn to (or affirmed) before me on this 13th (Date) day of November (Month), 2006 (Year), by

(1) William J. Caldwell (Name of Signer),

☒ Personally known to me

☐ Proved to me on the basis of satisfactory evidence to be the person who appeared before me (.) (,)

(and

(2) None (Name of Signer),

☐ Personally known to me

☐ Proved to me on the basis of satisfactory evidence to be the person who appeared before me.)

ANDREA D. FERRAN
Commission # 1634841
Notary Public - California
Orange County
My Comm. Expires Jan 29, 2010

Place Notary Seal Above

Andrea D. Ferran

Signature of Notary Public

OPTIONAL

Though the information below is not required by law, it may prove valuable to persons relying on the document and could prevent fraudulent removal and reattachment of this form to another document.

Further Description of Any Attached Document

Title or Type of Document: Annual Audited Report

Document Date: 1/31/06 Number of Pages: 2

Signer(s) Other Than Named Above: None

RIGHT THUMBPRINT OF SIGNER #1
Top of thumb here



RIGHT THUMBPRINT OF SIGNER #2
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AH&M ALLEN, HAIGHT & MONAGHAN LLP
Certified Public Accountants

November 7, 2006

NASD
Attention: David Anderson
300 South Grand Avenue
Suite 1600
Los Angeles, CA 90071-3126

Re: Tri Equa Capital Corporation

Dear Mr. Anderson:

We are in receipt of your letter dated October 31, 2006, stating that Tri Equa Capital Corporation ("Tri Equa") appeared to submit a deficient January 31, 2006 filing relating to a material difference between Tri Equa's Net Capital as reported and audited in the amount of $3,656. Tri Equa has filed an amended FOCUS report to correct the difference. The following is a reconciliation of Tri Equa's Net Capital as originally filed and as amended.

Net Capital as originally filed	$	11,067
Non-allowable deferred income tax assets		(3,461)
Net Capital as amended	$	7,606

Additionally, your letter stated that our letter dated April 20, 2006 did not meet the required language pursuant to the Securities and Exchange Commission ("SEC") Rule 17a-5(d)(4). Please see attached supplementary information relating to Possession and Control Requirements under Rule 15c3-3.

If you have any further questions, please do not hesitate to contact our office.

Sincerely,

Allen, Haight & Monaghan LLP

Allen, Haight & Monaghan LLP

cc: Securities and Exchange Commission, Washington, D.C. office
Securities and Exchange Commission, Los Angeles, CA office
Tri Equa Capital Corporation

TRI EQUA CAPITAL CORPORATION

SUPPLEMENTARY INFORMATION

YEAR ENDED JANUARY 31, 2006

1. Computation of Reserve Requirements Pursuant to Rule 15c3-3:

   Because the Company does not hold funds or securities for the account of any customers, as defined by Securities and Exchange Commission Rule 15c3-3, no reserve is required and this schedule is not applicable. Consequently, a reserve requirement was not calculated in Part II of Form X-17A-5 of this Company's FOCUS report as of January 31, 2006 and reconciliation to that calculation is not included herein.

2. Information Relating to Possession and Control Requirements under Rule 15c3-3:

   The Company is exempt from Rule 15c3-3 under the exceptive provision of section (k)(1) and, accordingly, has no possession or control requirements.